August 16, 2012

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Third Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-33653

Dear Ms. Hayes:

We are writing in response to your letter dated August 2, 2012 related to the Schedule 14A filed March 8, 2012 (the “2012 Proxy Statement”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 14A filed March 8, 2012

2011 Long-Term Equity-based Compensation, page 26

1. We note your response to our prior comment 5. Although we understand that long-term equity-based incentive compensation decisions are based on various factors and that award decisions are not based on a formulaic approach, we continue to believe that disclosure of the objectives specific to each NEO that were considered by the committee in making the overall award determination is material. Therefore, please provide proposed disclosure which discusses the individual objectives considered for each NEO on an individual basis for the 2011 fiscal year and explain how the NEO’s performance relative to those objectives impacted the total long-term equity-based incentive compensation awarded to that individual. If the committee did not consider individual objectives for each NEO in making award decisions, please revise your disclosure to provide a more accurate depiction of the decision process.

We acknowledge the staff’s comments with respect to disclosure of NEO-specific objectives that were considered as part of an overall evaluation and award determination. In future filings, we will describe NEO-specific objectives and results where they play a significant role in the Committee’s decision-making process. For purposes of illustration, we have prepared modified disclosure from the first paragraph under 2011 Long-Term Equity-based Compensation on page 26 and from the middle paragraphs on page 27 of our 2012 Proxy Statement in the manner requested by the Staff. The revised disclosure is set forth on Exhibit A to this letter to demonstrate how we expect to address NEO-specific objectives in future filings. Modified language is in italics.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-6765 or H. Samuel Lind, Vice President and Counsel, at (513) 534-3719.

Sincerely,

/s/ JAMES R. HUBBARD
James R. Hubbard
Senior Vice President and Chief Legal Officer

cc: Vedder Price P.C.

Deloitte & Touche LLP

Exhibit A

Page 26, Revision to first paragraph under “2011 Long-term Equity-based Compensation”

Long-term Equity-Based Incentive Compensation. The objective of the long-term equity-based incentive program is to align executives’ interests with shareholders’ interests and to link executive wealth accumulation with the long-term performance of the Company. Target award levels are established at the beginning of the year for each Executive Officer based primarily on market median target awards, and actual awards are made based on such target award levels, Company performance and individual performance relative to established individual performance objectives.

Page 27, Revisions to third and fourth paragraphs; additional disclosure inserted prior to fifth paragraph

Long-term equity-based incentive compensation awards for the Named Executive Officers are made to align the focus and rewards with the interests of the Company’s shareholders and to facilitate share ownership among Named Executive Officers. Target awards are established based on market median compensation for each position, and the values awarded represent the reward opportunity that may be realized only with commensurate performance. Award levels are not automatically made at target. The actual award levels are based on Company performance and the individual performance of each Named Executive Officer in areas such as:

•	The Company’s revenue and expense results

•	Division’s revenue and expenses vs. budget

•	Internal and external customer service levels

•	Performance relative to the Company’s strategic initiatives

•	Results related to specific individual responsibilities

The Chief Executive Officer recommends the award levels for the other Named Executive Officers and the Committee makes the final award determination for all Named Executive Officers. The award considerations are not based on a formula. Rather the Committee may choose to make the actual award higher or lower than the target award based on the performance factors described above. The Committee believes that by including a performance element as part of the upfront grant process, the Company is able to further reinforce the pay-for-performance objective of the long-term incentives.

When making the final determination to grant long-term equity incentive compensation awards at target level in April 2011, the Committee had the benefit of information relating to market median compensation levels, Company financial performance during 2010 and individual performance feedback from the Board of Directors with respect to the Chief Executive Officer and from the Chief Executive Officer with respect to the other Named Executive Officers.

The individual performance feedback indicated the strong performance of each of the Named Executive Officers relative to the following objectives:

For Mr. Kabat: Leadership and performance as Chief Executive Officer relating to objectives tied to Company financial performance, operational effectiveness, customer service levels and promotion of core values of accountability, integrity and teamwork.

For Mr. Poston: Leadership and execution as Executive Vice President and Chief Financial Officer relating to objectives concerning balance sheet, capital and financial management, strategic initiatives, maintaining a strong financial team and promotion of core values.

For Mr. Carmichael: Leadership and execution as Executive Vice President and Chief Operating Officer relating to objectives tied to Company and line of business financial performance, improving the strategic planning process, customer service levels, team work across divisional and functional areas, and promotion of core values.

For Mr. Sullivan: Leadership and execution as Executive Vice President and President of Fifth Third Bank (Cincinnati) relating to objectives concerning loan and deposit growth and overall financial performance of the Cincinnati business, team building and effectiveness and promotion of core values.

For Mr. Reynolds: Leadership and execution as Executive Vice President and Chief Administrative Officer relating to objectives concerning TARP compliance, Community Reinvestment Act and Fair Lending, Bancorp cost reduction initiatives, and the execution of “One Bank” strategy; as well as talent development and promotion of core values.